December 11, 2019

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

       Re: Elite Education Group International Ltd
           Draft Registration Statement on Form F-1
           Submitted November 15, 2019
           CIK 0001781397

Dear Mr. Wu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Corporate Structure and Information, page 5

1. We note your diagram at the top of page 6. Please also include a diagram that illustrates your corporate structure upon completion of the offering. In addition, please clarify in the diagram(s) that Mr. Zhang is the sole shareholder of Wonderland Holdings International
       Ltd., and include the amount of your common stock that he owns in his individual capacity, with a view toward informing investors of his total shareholdings in the company. Finally, here and in the first risk factor on page 17, provide the ownership amounts of Mr. Zhang and Mr. Wu after the offering.
 Zhenyu Wu
FirstName LastNameZhenyu Wu Ltd
Elite Education Group International
Comapany11, 2019 Education Group International Ltd
December NameElite
Page 2
December 11, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

2. It appears rental expenses are material to your results. In view of this, please tell us your consideration of disclosing "operating lease obligations" pursuant to
Item 5.F. of Form 20-
         F "Tabular disclosures of contractual obligations."
3. We note from your Use of Proceeds that you have allocated $14 million to expanding your current facilities and entering the Canadian, Southeast Asian and UK markets. As appropriate, please provide further disclosure regarding any planned capital expenditures and the status of development of new products or services that have been publicly disclosed. Refer to Items 4.B.1 and 5.B.3 of Form 20-F.
Specific Factors Affecting Our Results of Operations
Partnered Education Institutions, page 32

4.       We note you disclose that "[you] partner with Miami University of Ohio
.. . . to offer
         [y]our services to Chinese students interested in studying in the US," and that you "rely significantly on [y]our partnership with Miami University for the provision of [y]our
         English language programs." Please revise your disclosure to clarify the nature of your partnership with the University, and summarize the material terms of any material agreements with the University, including, but not limited to, provisions regarding fees, termination and indemnification. In addition, please tell us what consideration you gave to filing any material contracts you have with the Miami University of Ohio as exhibits to your registration statement. Refer to Item 4(a) of Form F-1 and Item 10(C) of Form 20-F.
Critical Accounting Policies, page 41

5. You disclose your revenue recognition is an area that requires significant judgment and estimate. In this regard, please revise to include here a discussion that addresses the material implications of uncertainties associated with the methods, assumptions and estimates underlying your revenue recognition, including those associated with your deferred revenue. Refer to Section V of "Interpretation: Commission's Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations" in Release No. 33-8350.

         As prepaid expenses associated with your prepayments to student recruitment agents appear to be material to your financial condition, operating cash flows and results, please disclose as appropriate critical accounting estimates associated with their recognition and subsequent amortization to expense.
Our Business
Government Regulation, page 48

6. Please revise to update the discussion of the Law for Promoting Private Education, as it
 Zhenyu Wu
Elite Education Group International Ltd
December 11, 2019
Page 3
         appears the current disclosure is as of a date prior to the law's effectiveness on September
         1, 2017.
Signatures, page 84

7. If Mr. Wu is also signing the registration statement in his capacity as principal financial officer and principal accounting officer, please revise his signature block to clarify that this is the case. Refer to Instruction 1 to Signatures in Form F-1. Costs of services, page F-9

8. Please disclose when tuition fees paid are recognized as cost of service (i.e., as incurred or some other pattern and the basis for the other pattern).
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page F-9

9. Please revise to disclose the basis for your recognition of deferred revenue and how such is recognized as revenue. Include the general payments terms associated with your sources of revenue, the timing of the receipt of those payments, the amount of time over which recognized into revenue and the pattern of recognition (straight line or other method) and the basis for the pattern applied. Also, disclose whether or not your arrangements include customer cancellation, termination or refund provisions and how such are factored into your revenue recognition. Refer to SAB Topic 13.B for guidance.
Note 3. Prepaid Expenses, page F-13

10. Please disclose the basis for the deferral of student recruitment fees paid to agents and how and when such are recognized as expenses. In particular, disclose your treatment of fees you mention are paid for promotion purposes.
       You may contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameZhenyu Wu                                     Sincerely,
Comapany NameElite Education Group International Ltd
                                                                Division of
Corporation Finance
December 11, 2019 Page 3                                        Office of Trade
& Services
FirstName LastName